

February 16, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Todd Larsen, CEO
First Corporation
254 – 16 Midlake Boulevard
Calgary, AB T2X 2X7

RE: **First Corporation**
        Form SB-2
        Filed February 5, 2007
        File No.: 333-122094

Dear Mr. Larsen:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update the cash balance as of the most recent practicable date.

2. Clarify the amount of exploration expenditures as of the most recent practicable date.

Summary Financial Information, page 2

3. Please revise the financial information here to be consistent with the most recent financial statements that are included in the registration statement

Directors, Executive Officers, Promoters and Control Persons

4. We reissue prior comment five from our letter dated December 11, 2006. Disclose the exemption relied upon in the resale of these securities from Mr. Forst to Mr. Larsen and the facts supporting reliance upon the exemption. Explain how the resales complied with Rule 144 or why Rule 144 did not apply to these transactions.

Description of Business

5. We note the disclosure that if you fail to complete the required minimum exploration work your claim will lapse on May 21, 2007. We also note your plan to commence exploration on or before May 1, 2007. Explain how you plan to satisfy the minimum exploration requirement in this short period of time. We note your additional disclosure that the advance of $7,000 to the geologist and the $5,000 for the GPS survey will be sufficient to satisfy this requirement. Clarify whether the geologist will have performed the $7,000 worth of work by the May 21, 2007 date and if not, how this satisfies the requirements. In addition, clarify how you plan to make these payments and complete these activities by this date in light of the lack of available capital. In addition, if you do not raise any funds in this offering, clarify how you will satisfy these requirements.

Plan of Operations, page 37

6. Explain the reference to "cash on hand" providing the $100,000 for phase two. It does not appear that the current cash balance would be sufficient to provide $100,000.

7. We reissue prior comment nine from our letter dated December 11, 2006. Clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. Explain the reference to "oil and gas" exploration. Will that be the focus or will you be open to any business opportunities? We may have further comment.

8. Please revise references to working capital in light of your supplemental response that this is actually the current cash balance. Working capital is not the same as current cash.

Results of Operations and Liquidity and Capital Resources, page 42

      9. Please revise the discussions to be consistent with the periods of financial statements included in the registration statement.

Summary Compensation Table, page 45

      10. Update the table to include the information for 2006.

Interim Financial Statements

Statements of Operations, page F-10 and Statements of Cash Flows, page F-11

      11. The interim financial statements do not appear to be correct. We note that the statements of operations and cash flows for the three months ended December 31, 2005 are identical to the statements of operations and cash flows for the year ended September 30, 2005 and that the interim balance sheet as of December 31, 2006 is identical to the balance sheet as of September 30, 2006. Please revise the registration statement to present financial statements for the appropriate periods as required by Item 310 (b) of Regulation S-B and ensure that the financial statements are complete, internally consistent and contain no clerical errors.

Part II
Item 26. Recent Sales of Unregistered Securities

      12. Please explain the basis for reliance upon Regulation S and Rule 504 for the stock split. Consider whether another exemption was available, such as Section 3(a)(9) of the Securities Act.

      13. Discuss the sophistication of the investors in each offering. Explain your reference to "moderately sophisticated."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration

statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

Pamela Howell

John Reynolds
for Assistant Director
Office of Emerging Growth Companies

cc: Joseph Emas By facsimile to 305-531-1174